NuGen Holdings, Inc.
44645 Guilford Drive, Suite 201
Ashburn, VA 20147, USA

November 30, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: Kevin L. Vaughn, Accounting Branch Chief

Re:	NuGen Holdings, Inc. (the “Company”)
Form10K, for the year ended September 30, 2011
Filed January 13, 2012
File No. 000-52865

Dear Mr. Vaughn:

The Company is in receipt of your letter dated September 25, 2012 and offers the following responses to the Commissions comments as follows (the term “our” or “we” as used herein refers to the Company):

1)	Please tell us when you anticipate filing your Form 10-Q for the period ended June 30, 2012. Please also explain to us the reasons for the Form 10-Q not being filed within the required timeframes.

Response:  At this time, we do not anticipate additional 10Q or 10K filings.  The Company is inactive and lacks sufficient financial resources to comply with its filing or operational requirements.  The Company is actively seeking additional investments in order to continue as a going concern.

2)
We see that approximately 53% of your revenue in fiscal 2011 was derived from the purchase and resale of specialized equipment for Hefei's manufacturing facility and engineering support services to Hefei. Please tell us whether you expect to recognize material future revenues from this customer. If so, revise your future filings to clearly describe your accounting for these transactions and your basis for that accounting. Provide us with a sample of your proposed disclosures as appropriate.

Response:   The Company derived significant revenues from Hefei with the purchase and resale of specialized equipment for Hefei's manufacturing facility and engineering support services to install this equipment.  Since the completion of this transaction in March 2011, the Company has not derived significant revenues from Hefei and does not expect to do so.  We feel that the disclosures as previously reported are adequate.

3)	We note your disclosures here regarding the $500,000 loan from an Indian export bank (lCICI) to New Generation Motors. Please address the following:

a)
You state that you agreed to assume the repayment of this $500,000 loan on the condition that the loan would be converted to a conditional grant. Please tell us where the conditional assumption of the loan is documented in the underlying agreements between you, New Generation Motors and ICICI. In this regard, we note the loan agreement between New Generation Motors and ICICI is included in the list of liabilities assumed in your transaction with New Generation Motors but we do not see where such assumption was contingent upon the conversion of the loan.

Response: Under Schedule 2.3 of the asset purchase agreement, the Company agreed to assume the liability to ICICI on a conditional grant basis. Based on the Company’s understanding of the agreement and Statement of Financial Accounting Concepts No. 6, payments, if any, are not probable as of the date of the asset purchase agreement and therefore, are a contingency under ASC 805 and should only be recorded when and if the contingency is resolved (i.e. the Company begins to make those certain products in connection with Bajaj Auto).

In accordance with the provisions of the asset purchase agreement, the Company recognized the fair value of the assets acquired and liabilities assumed at their initial fair value in accordance with ASC 805-25-19-20.  This standard also requires the Company to recognize in future periods the value of a liability if the acquisition date fair value cannot be determined.  Under Statement of Financial Accounting Concepts No. 6, a liability should be recorded by a company if it is probable that there is a future sacrifice of economic benefits.  We determined the economic benefit was $0, since New Generation Motors and ICICI never formally agreed in writing to the conversion of the $500,000 loan to grant status or consent to a loan/grant assignment.  Consequently, any payments due under the note agreement are between New Generation Motors and ICICI.   NuGen is not a party to that agreement and has no liability under that agreement.

b)
You state that in 2006, New Generation Motors and ICICI agreed to convert the $500,000 loan to a conditional grant. You further state that such agreement is not documented in a signed agreement. However, it appears you are still accounting for this loan as a conditional grant. Explain to us your basis for accounting for the loan as a conditional grant even though there does not appear to be any contractual agreement between the parties.

Response: The Company did agree to assume the loan in a conditional grant format under Schedule 2.3 of the asset purchase agreement.  If New Generations Motors was able to convert the loan to a conditional grant and if ICICI would allow the Company to assume the loan on a conditional grant basis, the Company would make any future payments due to ICICI pursuant to a license/royalty agreement similar to the $700,000 grant.  Since New Generation Motors and ICICI did not convert the outstanding loan between them to a grant, the Company did not assume the $500,000 loan and the liability remains between ICICI by New Generation Motors.  The Company’s obligation under the asset purchase agreement is to make payments to New Generation Motors based on the conditional grant terms agreed to in the asset purchase agreement.  Those terms require the Company to make payments based on royalties and/ or licensing fees for product sold by Bajaj Auto, a company located in India.

When the Company acquired the rights to those products, Bajaj did not have any immediate plans to produce any of the products under the terms of the agreement that would require it to make any future payments and therefore, the Company concluded that the fair value of the future liability was $0 on the date the transaction closed.  Bajaj has not produced any products since the acquisition of these rights that would require the Company to make any payments, therefore no licensing fees have been earned/paid and no licensing fee royalties have been earned/paid.  Consequently, no payments are owed or have been paid with respect to this conditional grant.

If the Company were to record this liability on its books, it is unclear how it meets the definition of a liability since in the Company’s opinion there is no probable future economic sacrifice and this liability would continue on the Company’s books even though the Company is not responsible to make any payments to ICICI or to New Generations unless the Company places the technology into service at a future point in time even though the Company currently has no plans to do so.

c)
You state that you do not reflect this as a liability on your balance sheet as no demand has been made to NuGen Mobility for payment. Explain to us how your accounting complies with FASB ASC 450-20-25, which requires accrual when a loss is probable and the amount of the loss can be reasonably estimated. It is not clear why a demand for payment would be required in order for you to recognize a liability.

Response: FASB ASC 450-20-25-2 requires a loss contingency to be accrued if both of the following conditions are met:

1.  Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements
2. The amount of loss can be reasonably estimated.

The loan agreement was between ICICI and New Generation Motors.   When the Company entered into the asset purchase agreement, we agreed to assume certain assets and certain liabilities.  The Company recognized the fair value of the assets acquired and liabilities assumed at their initial fair value in accordance with ASC 805-25-19-20.  This standard also requires the Company to recognize in future periods the value of a liability if the acquisition date fair value cannot be determined.  Under Statement of Financial Accounting Concepts No. 6, a liability should be recorded by a company if it is probable that there is a future sacrifice of economic benefits.  Since ICICI never formally agreed in writing to the terms asset purchase agreement, payments are not probable as of the date of the asset purchase agreement and therefore, are a contingency under ASC 805 and should only be recorded when and if the contingency is resolved (i.e. the Company begins to make those certain products in connection with Bajaj Auto).  As a statement of fact, as of September 30, 2011, neither New Generation Motors nor ICICI demanded payment since no liability for license/royalty fees exist under the $500,000 conditional grant agreement.

Any payments due under the note agreement are between New Generation Motors and ICICI and NuGen is not a party to that agreement and has no liability under that agreement.   The Company believes that since the ICICI never formally agreed in writing to the conversion of the loan to a conditional grant, the Company’s decision to leave this as an “Off-Balance Sheet” commitment is fairly presented as the Company has no direct liability to ICICI at the present time.

d)	Please also explain to us in greater detail how your disclosures comply with FASB ASC 450-20-50.

Response: We believe that our disclosures as discussed in detail in points 3a through 3c  above satisfies the disclosure requirements under FASB ASC 450-20-50.

e)
Finally, we note from your Form 10-Q as of March 31, 2012 that you have now received a demand for payment from ICICI Bank. Please provide us with a detailed analysis of your accounting and disclosures as of March 31, 2012 based on the guidance in FASB ASC 450-20-25 and FASB ASC 450-20-50.

Response:  Our position on the $500,000 conditional grant as detailed above has not changed as a result of the demand for payment from ICICI.  Our March 31, 2012 disclosures reflects this position and this “Off-Balance Sheet” commitment is fairly presented as the Company has no direct liability to ICICI.

4)
Please revise future filings to provide a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting in accordance with Item 308(a)(I) of Regulation S-K.

Response: Future annual filings, if any, will include the above listed statement.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (703) 858-0036.

Sincerely,

NuGen Holdings, Inc.

By:	/s/ Eric Takamura
Name:	Eric Takamura
Title:	Chief Executive Officer